UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tetraphase Pharmaceuticals, Inc.

(Name of Subject Company)

Tetraphase Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88165N204

(CUSIP Number of Class of Securities)

Maria Stahl

Chief Business Officer and General Counsel

Tetraphase

Pharmaceuticals, Inc.

480 Arsenal Way

Watertown, Massachusetts 02472

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Stuart M. Falber

Hal J. Leibowitz

Christopher D. Barnstable-Brown

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 4, 2020, Tetraphase Pharmaceuticals, Inc. (“Tetraphase” or the “Company”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Melinta Therapeutics, Inc., a Delaware corporation (“Melinta” or the “Parent”), and Toronto Transaction Corp., Inc., a Delaware corporation and a wholly-owned subsidiary of Melinta (the “Purchaser”). The Merger Agreement provides for the acquisition of Tetraphase by Melinta through a cash tender offer (the “Offer”) by the Purchaser for all of Tetraphase’s outstanding shares of common stock (“Common Stock”), for (1) $1.79 per share of Common Stock, and (2) one contingent value right per share representing the right to receive certain consideration based on the achievement of net sales milestones, in an aggregate amount of up to $16.0 million. Upon completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Tetraphase, with Tetraphase surviving as a wholly owned subsidiary of Melinta (the “Merger”).

A copy of the press release was filed as Exhibit 99.1 to Tetraphase’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2020, and is incorporated herein by reference.

Additional Information

The tender offer for the outstanding shares of the Company referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Melinta and its subsidiary will file with the SEC. At the time the tender offer is commenced, the Parent will file with the SEC a Tender Offer Statement on Schedule TO, and thereafter the Company will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Company and the Parent file annual, quarterly and special reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are available to the public from the website maintained by the SEC at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Melinta Therapeutics, Inc. at 44 Whippany Rd, Suite 280, Morristown, New Jersey 07960, Attention: Legal.

Forward-Looking Statements

Any statements in this document regarding the proposed transaction between the Parent and the Company, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the Company management’s future expectations, beliefs, goals, plans or prospectus constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates,” and similar expressions), should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the proposed Offer and Merger may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; risks as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the failure to satisfy all of the closing conditions of the Offer and/or the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the Offer and/or the other proposed transactions; the effect of the announcement or pendency of the Offer, Merger or other proposed transactions on the Company’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the Offer, Merger or other proposed transactions may disrupt the Company’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from the Company’s ongoing business operations; the outcome of any legal proceedings that may be instituted against the Company related to the Merger Agreement, the Offer, the Merger or the other proposed transactions; risks relating to product development and commercialization, demand for the Company’s products and limited number of customers; risks relating to the Company’s ability to successfully commercialize XERAVA; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; risks associated with competition, and other commercial and other risk factors discussed in the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed with the SEC on May 7, 2020. Any forward-looking statements contained in this document speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.